GALEM GROUP INC.

3773 Howard Hughes Parkway, Ste. 500S

Las Vegas, NV 89169-6014

Tel.  702-960-0696

Email: galemgroup@gmail.com

November 22, 2016

Ms. Sara Von Althann

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Galem Group Inc.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed October 26, 2016

       File No. 333-213608

Dear Ms. Von Althann,

Galem Group Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated November 15, 2016 (the "Comment Letter"), with reference to the Company's amendment number 1 to the registration statement on Form S-1 filed with the Commission on October 26, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

 Description of Business, page 18

1. We note your disclosure on page 4 regarding your agreement with Pecolo Freo Travel LLC. In this section, please describe the services you have agreed to provide under this agreement.

Response: We have described the services we have agreed to provide under the agreement.

Management’s Discussion and Analysis or Plan of Operation, page 14

2. We note your response to comment 2 and your revised disclosure in the first paragraph on page 15. Also, we note that you continue to disclose that you “have generated sufficient revenue to date.” Please revise to disclose how you determined that the $2,300 of revenue generated as of the date of this prospectus is sufficient.

Response: We have revised to  delete our statements in reference to our disclosure that the $2,300 of revenue generated as of the date of this prospectus is sufficient.

3. We note that the disclosure referenced above is inconsistent with your disclosure in the third paragraph on page 17 and the fifth paragraph on page 18 that indicate that you have not generated any sufficient revenues. Please revise as appropriate to correct this inconsistency.

Response: We have revised as appropriate to correct the inconsistency.

Please direct any further comments or questions you may have to the company at galemgroup@gmail.com

Thank you.

Sincerely,

/S/ Emiliya Galfinger

Emiliya Galfinger, President